Chairman’s Address

Exhibit 99.2

Address to the 2019 Annual General Meeting
Michael Hammes, Chairman, James Hardie Industries plc

Hello and welcome to James Hardie Industries plc’s 2019 Annual General Meeting (AGM), our tenth AGM to be held in Dublin. I am pleased to have you join us.

In fiscal year 2019 James Hardie began a transformation that we are confident will lead to the next phase of sustained profitable growth. We started and ended fiscal year 2019 with two key transactions that will be critical to this transformation. We began the year by acquiring Fermacell, which we believe positions us to create a significant European building materials business, and toward the end of the year we appointed Dr Jack Truong as the new James Hardie CEO on 31 January 2019.

Jack has already set James Hardie on the path of this transformation. In Jack we have a strong and capable executive to lead James Hardie’s strategic direction, and the company’s operational and financial performance into the future. At the January 2019 Board meeting Jack presented his 3 year strategic plan to transform James Hardie to become an even stronger, global business and deliver our next phase of profitable growth. The Board endorses the strategic plan to drive organic growth above market, deliver strong returns and be number one in every market we choose to participate in.

In fiscal year 2019 our North America segment achieved 6% top line growth and EBIT margin of 23.1%, which is within our target range of 20–25%. Our primary focus for fiscal year 2020 will be to return primary demand growth to our targeted range and we are confident that the strategic plan that Jack outlined will drive this outcome.

During fiscal year 2019 we allocated capital to position our North America manufacturing network for the future, including continuing the start-up of our greenfield expansion project in Tacoma, Washington and the start of construction of a greenfield expansion project in Prattville, Alabama. We also initiated the expansion project within our ColorPlus product line including equipment, land and buildings. This includes projects at our Peru, Illinois and Pulaski, Virginia plants, and a greenfield project in Massachusetts.

Our Asia Pacific segment once again contributed strong results in fiscal year 2019. Net sales increased 11% in Australian dollars due to strong volume growth in our Australia and Philippines businesses and EBIT margin was 22.3%, driven by a very strong performance in our Australian business. During fiscal year 2019, we continued the start-up of the additional capacity expansion in the Philippines, and we continued the planning and design of a brownfield expansion project at our Carole Park, Australia plant.

Our Europe Building Products segment delivered a strong pro forma net sales increase of 7% in Euros and an adjusted EBIT margin of 10.6% for fiscal year 2019.

I would now like to address the issue of capital management. We remain committed to investing in organic growth, maintaining our ordinary dividend, and maintaining a strong balance sheet while having the capacity for strategic opportunities or additional shareholder returns.

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Our underlying confidence in the strength of our businesses and the geographies in which they operate enabled the Board to declare a first half ordinary dividend of US10.0 cents and a second half ordinary dividend of US26.0 cents.

The ordinary dividend represents our commitment to provide shareholder returns within the ordinary dividend payout ratio of 50% to 70% of net operating profit, excluding asbestos adjustments.

Overall, we continue to maintain a strong balance sheet and our financial management practices remain consistent with an investment-grade rated company.

Additionally, due to our strong financial performance during fiscal year 2019, James Hardie will contribute US$108.9 million to the Asbestos Injuries Compensation Fund during the second quarter of fiscal year 2020. This amount represents our contribution toward our obligation as part of our commitment under the Amended and Restated Final Funding Agreement. Including this contribution, we have provided over A$1.3 billion towards asbestos disease related compensations since 2007.

Now turning our attention to board changes. We remain committed to ensuring we have a skilled, diverse and independent Board. During the year we added two new directors who bring strong business experience and valuable perspective to James Hardie.

I would like to take this opportunity to welcome Anne Lloyd and Rada Rodriguez. We announced the appointments of Anne and Rada to our Board in November 2018 and they will be standing for election at this AGM. Anne has extensive public company financial and business experience and is a valuable addition to the Board. Rada has a strong understanding of the building and construction market across Europe and a deep knowledge of the German market. She also has significant experience leading business integrations which is valuable given our acquisition of Fermacell.

In addition, Dr Jack Truong, our newly appointed CEO, will be standing for election to the Board at today’s meeting. Jack was appointed CEO and to our Board in January 2019.

David Harrison will be standing for re-election at today’s meeting. David was initially appointed as an independent non-executive director in May 2008 and is Chairman of the Nominating and Governance Committee and a member of the Audit Committee. David has extensive financial and business experience at both executive and board levels.

On 20 May 2019 we announced that Alison Littley and Rudolf van der Meer will retire as non-executive directors with effect from the conclusion of today’s AGM. The retirements are part of the Board’s succession plan. The Board would like to thank them for their valued contribution to James Hardie and wishes them both well in retirement.

Finally, on 23 August 2018 Steven Simms resigned from the Board. The Board would like to thank Mr Simms for his service and significant efforts during his tenure.

END

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Forward-Looking Statements

This Chairman’s Address contains forward-looking statements. James Hardie Industries plc (the “Company”) may from time to time make forward-looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the Company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include:

•	statements about the Company’s future performance;

•	projections of the Company’s results of operations or financial condition;

•	statements regarding the Company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;

•	expectations concerning the costs associated with the suspension or closure of operations at any of the Company’s plants and future plans with respect to any such plants;

•	expectations concerning the costs associated with the significant capital expenditure projects at any of the Company’s plants and future plans with respect to any such projects;

•	expectations regarding the extension or renewal of the Company’s credit facilities including changes to terms, covenants or ratios;

•	expectations concerning dividend payments and share buy-backs;

•	statements concerning the Company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;

•	uncertainty from the expected discontinuance of LIBOR and transition to any other interest rate benchmark;

•	statements regarding tax liabilities and related audits, reviews and proceedings;

•	statements regarding the possible consequences and/or potential outcome of legal proceedings brought against us and the potential liabilities, if any, associated with such proceedings;

•	expectations about the timing and amount of contributions to AICF, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

•	expectations concerning the adequacy of the Company’s warranty provisions and estimates for future warranty-related costs;

•
statements regarding the Company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such

•	pending legal and regulatory matters within current estimates and in anticipation of certain third-party

•	recoveries; and

•
statements about economic conditions, such as changes in the US economic or housing market conditions or changes in the market conditions in the Asia Pacific region, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Forward-looking statements are based on the Company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the Company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 21 May 2019 and subsequently amended on 8 August 2019, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former Company subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the Company’s financial statements as an asbestos liability; the continuation or termination of the governmental loan facility to AICF; compliance with and changes in tax laws

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and treatments; competition and product pricing in the markets in which the Company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the Company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; currency exchange risks; dependence on customer preference and the concentration of the Company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favorable to the Company, or at all; acquisition or sale of businesses and business segments; changes in the Company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; the integration of Fermacell into our business; and all other risks identified in the Company’s reports filed with Australian, Irish and US securities regulatory agencies and exchanges (as appropriate). The Company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the Company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the Company’s current expectations concerning future results, events and conditions. The Company assumes no obligation to update any forward-looking statements or information except as required by law.

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